SilverCrest Provides Corporate Update

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - June 23, 2020 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to provide a corporate update with respect to the Las Chispas Project ("Las Chispas") in Sonora, Mexico, and management changes.

N. Eric Fier, CEO, commented, "We continue to adjust to unprecedented COVID-19 conditions with the operation of a fully functional confined camp at Las Chispas. Health and safety of our people and surrounding communities are paramount as we move the project forward. The SilverCrest Team is back to operating eight exploration drills, advancing underground development at 10 to 15 metres per day, and working diligently on feasibility and engineering designs in preparation for potential major mine construction in 2021.

As of June 15, 2020, Mr. Nick Campbell, Executive V.P. of Business Development and Dr. Salvador Aguayo, V.P. of Mexico Development, have stepped down from their respective company roles. Nick has been an integral part of the SilverCrest success story and will be missed. We wish him all the best in his future endeavours. Salvador will be retiring after 40 years in the industry. He joined the predecessor company in 2007 and assisted with the success story, from discovery through production, of the Santa Elena Mine located 25 kilometres south of Las Chispas. He brought the same skills and excitement to Las Chispas. Dr. Aguayo will continue with the Company as consultant and advisor."

Las Chispas Updates

  As of mid-June, the Company had constructed a fully confined camp at Las Chispas with a capacity for 160 essential persons to continue its exploration, underground development and construction of early works.
  Before entering the confined camp, all persons are tested for COVID-19 (rRT-PCR test) and following receipt of negative tests, are transported to site using strict health and safety protocols. Once on site, all appropriate COVID-19 related protocols (see news release dated March 30, 2020) are enforced.
  Currently eight (8) exploration drills are operating. The Company took advantage of the slow down (due to COVID-19) to further in-fill drill on the Babi Vista Vein for resource estimation and feasibility work.
  Target drilling of an estimated 70,000 metres is planned in H2 focusing on high-grade resource expansion of the following veins: Babicanora (southeast and northwest, deep), Babi Sur (southeast to depth), Babi Vista (all directions), Babicanora Norte (southeast and northwest, deep), Las Chispas (southeast to depth), Giovanni (southeast to depth), William Tell (all directions), and Varela (all directions).
  Underground development has resumed, with a target of 500 metres per month by Q3, 2020, under confined camp conditions. The first ventilation raise in the Babicanora area has been completed.
  The feasibility study is progressing in parallel with the exploration and development efforts:
    Basic engineering was completed in May 2020;
    Procurement of long lead equipment items are expected to start in H2, 2020;
    Detailed engineering was initiated in June 2020 and will carry on to Q1, 2021; and
    Feasibility study currently expected near the end of this year.
  Communications with local communities and government continue to be paramount as we adjust our efforts to provide assistance with medical needs due to COVID-19. The use of a confined site camp is limiting physical exposure to the community.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership and where all the known mineral resources of the Company are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of Canadian and United States securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration and drilling programs of the Las Chispas Property, including preparing a feasibility study; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the possibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic; the reliability of mineralization and metallurgical test estimates, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to underground development and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1